EXHIBIT 23.5

CONSENT OF NETHERLAND, SEWELL & ASSOCIATES, INC.

As independent oil and gas consultants, Netherland, Sewell & Associates, Inc. hereby consents to the incorporation by reference in the Chesapeake Energy Corporation Registration Statement on Form S-8, to be filed with the Securities and Exchange Commission on or about September 26, 2003, of information from our reserve report with respect to the oil and gas reserves of Chesapeake Energy Corporation dated March 6, 2003 and entitled “Estimate of Reserves and Future Revenue to the Chesapeake Energy Corporation Interest in Certain Oil and Gas Properties Located in Oklahoma and Texas as of December 31, 2002, Based on Constant Prices and Costs in Accordance with Securities and Exchange Commission Guidelines.”

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ FREDERIC D. SEWELL
Frederic D. Sewell Chairman and Chief Executive Officer

Tulsa, Oklahoma

September 26, 2003